SECURITIES AND EXCHANGE COMMISSION
                             Washington, D. C. 20549
                                  SCHEDULE l3D
                    Under the Securities Exchange Act of 1934
                                (Amendment No. 2)

                          CORAM HEALTHCARE CORPORATION
--------------------------------------------------------------------------------
                                (Name of Issuer)

                     Common Stock, par value $.001 per share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    218103109
--------------------------------------------------------------------------------
                                 (CUSIP Number)
                                                      with a copy to:
Stephen Feinberg                                     Robert G. Minion, Esq.
450 Park Avenue                                      Lowenstein Sandler PC
28th Floor                                           65 Livingston Avenue
New York, New York  10022                            Roseland, New Jersey  07068
(212) 421-2600                                       (973) 597-2424
--------------------------------------------------------------------------------
                 (Name, Address and Telephone Number of Persons
                Authorized to Receive Notices and Communications)

                                  April 9, 1999
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule l3G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Section 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Cusip No.        218103109
________________________________________________________________________________

1) Names of Reporting Persons/I.R.S. Identification Nos. of Above Persons (entities only):

                                Stephen Feinberg
________________________________________________________________________________
2)   Check the  Appropriate Box if a Member of a Group (See  Instructions):

                (a) Not
                (b) Applicable

________________________________________________________________________________
3)   SEC Use Only
________________________________________________________________________________
4)   Source of Funds (See Instructions): WC

________________________________________________________________________________
5) Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e): Not Applicable
________________________________________________________________________________
6)   Citizenship or Place of Organization:           United States
________________________________________________________________________________
     Number of                        7) Sole Voting Power:                 *
     Shares Beneficially              8) Shared Voting Power:               *
     Owned by
     Each Reporting                   9) Sole Dispositive Power:            *
     Person With:                    10) Shared Dispositive Power:          *
________________________________________________________________________________
11) Aggregate Amount Beneficially Owned by Each Reporting Person:    21,103,754*
________________________________________________________________________________
12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares

    (See Instructions):                               Not Applicable
________________________________________________________________________________
13)  Percent of Class Represented by Amount in Row (11):       29.9%*
________________________________________________________________________________
14)  Type of Reporting Person (See Instructions):       IA, IN
________________________________________________________________________________

*Cerberus Partners, L.P. ("Cerberus") is the holder of $15,174,268 principal amount of Series B Convertible Subordinated Notes due 2008 (the "Series B Notes") of Coram Healthcare Corporation (the "Company"); Cerberus International, Ltd. ("International") is the holder of $9,644,090 principal amount of Series B Notes of the Company; Ultra Cerberus Fund, Ltd. ("Ultra") is the holder of $989,137 principal amount of Series B Notes of the Company and certain private investment funds (the "Funds") in the aggregate are the holder of $7,418,531 principal amount of Series B Notes of the Company. The Series B Notes are convertible, at the option of the holder thereof, into shares of Common Stock (the "Shares") of the Company at the rate of $2.00 per Share, which conversion rate is subject to adjustment in certain circumstances. Stephen Feinberg possesses sole power to vote and direct the disposition of all securities of the Company owned by each of Cerberus, International, Ultra and the Funds. In addition, $7,238,688 principal amount of Series B Notes are held of record by Cerberus, with respect to which Stephen Feinberg exercises sole voting but no investment control over such Series B Notes and the Shares into which such Series B Notes are convertible. Also, Cerberus, International, Ultra and the Funds are the holders of warrants to purchase, respectively, 246,637, 327,150, 32,976 and 248,147 additional Shares from the Company and Stephen Feinberg possesses sole voting but no investment control over warrants to purchase an additional 16,488 Shares from the Company and sole voting but no investment control over the Shares underlying such 16,488 warrants. Thus, for the purposes of Reg. Section 240.13d-3, Stephen Feinberg is deemed to beneficially own 21,103,754 Shares, or 29.9% of those deemed issued and outstanding pursuant to Reg. Section 240.13d-3. See Item 5 for further information.

Item 5. Interest in Securities of the Issuer.

        Based upon information set forth in the Company's Annual Report on Form 10-K for the fiscal year ended December 31, 1998, as of March 25, 1999 there were issued and outstanding 49,426,422 Shares. As of April 9, 1999, Cerberus was the holder of $15,174,268 principal amount of Series B Convertible Subordinated Notes due 2008 of the Company (the "Series B Notes"); International was the holder of $9,644,090 principal amount of Series B Notes; Ultra was the holder of $989,137 principal amount of Series B Notes and the Funds in the aggregate were the holder of $7,418,531 principal amount of Series B Notes. The Series B Notes are convertible, at the option of the holder thereof, into Shares at the rate of $2.00 per Share, which conversion rate is subject to adjustment in certain circumstances. Stephen Feinberg possesses sole power to vote and direct the disposition of all securities of the Company owned by each of Cerberus, International, Ultra and the Funds. In addition, $7,238,688 principal amount of Series B Notes are held of record by Cerberus but are beneficially owned by certain persons and entities unrelated to Stephen Feinberg (the "Unaffiliated Entities") and with respect to which Stephen Feinberg possesses sole voting but no investment control over such Unaffiliated Entities' Series B Notes and the Shares into which such Series B Notes are convertible.

          Pursuant to an agreement with the Company dated October 13, 1995, Cerberus, International, Ultra, the Funds and the Unaffiliated Entities are the holders of warrants to purchase, respectively, 76,606, 61,901, 5,771, 44,109 and 2,886 additional Shares. Stephen Feinberg possesses sole voting but no investment control over such Unaffiliated Entities' 2,886 warrants and the Shares underlying such warrants.

          Pursuant to an agreement with the Company dated August 26, 1998, Cerberus, International, Ultra, the Funds and the Unaffiliated Entities are the holders of additional warrants (the "New Warrants") to purchase, respectively, 170,031, 265,249, 27,205, 204,038 and 13,602 additional Shares. Stephen Feinberg possess sole voting but no investment control over such Unaffiliated Entities' 13,602 New Warrants and the Shares underlying such New Warrants.

          Thus, for the purposes of Reg. Section 240.13d-3, Stephen Feinberg is deemed to beneficially own 21,103,754 Shares, or 29.9% of those deemed issued and outstanding pursuant to Reg. Section 240.13d-3.

          Except as set forth in Item 6 hereof with respect to Amendment No. 2 to the Securities Exchange Agreement, there were no transactions in Shares, or securities convertible into Shares, by Stephen Feinberg or any person or entity controlled by him or any person or entity for which he possesses voting or investment control over the securities thereof, in the past sixty days.

          Pursuant to an agreement between Cerberus and GSCP, dated as of April 22, 1997 (the "GSCP Agreement"), GSCP has the right to receive the dividends from, and the proceeds from the sale of, $8,992,159 principal amount (the "GSCP Interest") of the $15,174,268 principal amount of Series B Notes held by Cerberus and the Shares into which such Series B Notes relating to the GSCP Interest are convertible. In addition, as described above, the Unaffiliated Entities in the aggregate have the right to receive the dividends from, and the proceeds from the sale of, $7,238,688 principal amount of Series B Notes and the Shares into which such Series B Notes are convertible and warrants to purchase 16,488 Shares and the Shares underlying such 16,488 warrants.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

          As of April 9, 1999, the Securities Exchange Agreement (as defined in the Schedule 13D filed by Mr. Feinberg as of June 30, 1998) was amended, among other things, to reduce the conversion rate of the Series B Notes from $3.00 per Share to $2.00 per Share.

          As of August 20, 1998, Cerberus, along with GSCP, FIT and FCC entered into a Credit Agreement with the Company and CI pursuant to which Cerberus, GSCP and FIT were to provide a senior credit facility to the Company of up to $60 million for acquisitions, working capital, letters of credit and other corporate purposes (the "New Senior Credit Facility"). The New Senior Credit Facility expires in February 2001 and bears interest on outstanding principal balances at a per annum rate equal to prime plus 1.5%, subject to increase in certain circumstances. On August 26, 1998, Coram (i) received initial funding under the New Senior Credit Facility and (ii) issued the New Warrants described in Item 5 hereof.

          As of April 22, 1997, Cerberus and GSCP entered into the GSCP Agreement pursuant to which Cerberus transferred to GSCP the right to receive the proceeds of, including the dividends from and the proceeds from the sale of, certain securities of the Company held by Cerberus, including (i) the GSCP Interest in the Series B Notes and the Shares into which such Series B Notes are convertible and (ii) $15,341,104 principal amount of the $69,034,968 principal amount of the Series A Notes due 2000 of the Company held by Cerberus.

          The Series B Notes and the Shares issuable upon conversion of the Series B Notes have the benefit of certain registration rights granted to the holders thereof by the Company.

          Except as described herein, no contracts, arrangements, understandings or similar relationships exist with respect to the securities of the Company between Stephen Feinberg and any person or entity.

Item 7.   Material to be Filed as Exhibits.

          1. Amendment No. 2 to the Securities Exchange Agreement, dated as of April 9, 1999, by and among Coram Healthcare Corporation, Coram, Inc., Cerberus Partners, L.P., Goldman Sachs Credit Partners, L.P. and Foothill Capital Corporation.

                                    Signature

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                            April 15, 1999


                                            /s/   Stephen    Feinberg
                                            Stephen Feinberg, in his capacity as
                                            the   managing  member   of Cerberus
                                            Associates,   L.L.C.,   the  general
                                            partner of Cerberus Partners,  L.P.,
                                            and as the  investment  manager  for
                                            each  of   Cerberus   International,
                                            Ltd.,  Ultra Cerberus Fund, Ltd. and
                                            the Funds


  Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001).

                                 AMENDMENT NO. 2

                                       TO

                          SECURITIES EXCHANGE AGREEMENT

                                      among

                                   CORAM, INC.

                          CORAM HEALTHCARE CORPORATION

                                       and

                             CERBERUS PARTNERS, L.P.

                       GOLDMAN SACHS CREDIT PARTNERS L.P.

                          FOOTHILL CAPITAL CORPORATION

                                 as Noteholders

                              Dated: April 9, 1999

          Amendment No. 2 (this "Amendment"), dated as of April 9, 1999, to the Securities Exchange Agreement dated as of May 6, 1998, as heretofore amended (said Securities Exchange Agreement, as so amended, being the "Securities Exchange Agreement", and the terms defined therein being used herein as therein defined unless otherwise defined herein) among CORAM, INC., a Delaware corporation (the "Company"), CORAM HEALTHCARE CORPORATION, a Delaware corporation ("Holdings"), CERBERUS PARTNERS, L.P. ("Cerberus"), GOLDMAN SACHS CREDIT PARTNERS L.P. ("GSCP") and FOOTHILL CAPITAL CORPORATION ("Foothill") (each a "Noteholder" and, together with any other holders from time to time of interests in the Series A Notes or Series B Notes, collectively, the "Noteholders").

                              W I T N E S S E T H :

          WHEREAS, the Original Noteholders, the Company and Holdings entered into the Securities Exchange Agreement, pursuant to which the Original Noteholders received, among other things, Series A Notes and Series B Notes, as the case may be, in exchange for the Original Noteholders' interests in the Subordinated Rollover Notes and the Warrants; and

          WHEREAS, as of the date hereof, the Original Noteholders own in the aggregate 100% of the outstanding principal amount of the Series A Notes and Series B Notes; and

          WHEREAS, the Series B Notes are convertible into shares of Common Stock at the option of the Noteholders; and

          WHEREAS, the Noteholders have proposed and the Company and Holdings have agreed to amend certain provisions in the Securities Exchange Agreement relating to the calculation of the Conversion Price of the Series B Notes; and

          WHEREAS, as consideration for agreeing to such amendment, the Company and Holdings have agreed to increase the Applicable Series A Rate on the Series A Notes to 11-1/2% per annum with effect from the Amendment Date (as hereinafter defined); and

          WHEREAS, the Company, Holdings and the Noteholders have agreed to amend the Securities Exchange Agreement and to enter into this Amendment upon the terms and subject to the conditions contained herein;

          NOW, THEREFORE, the parties hereto agree as follows:

          Section 1. Amendments to the Securities Exchange Agreement. Upon the satisfaction of the conditions in Section 4 of this Amendment relating to the effectiveness of Section 1, the Securities Exchange Agreement is hereby amended as follows:

          (a) Section 1 is hereby amended by deleting the existing definitions of "First Adjustment Date" and "Second Adjustment Date".

          (b) Section 1 is hereby amended by adding the definitions of "Amendment Date" and "Amendment No. 2" as follows:

               "Amendment Date" shall have the meaning ascribed to it in Amendment No. 2.

               "Amendment No. 2" shall mean Amendment No. 2 to the Securities Exchange Agreement, dated April 9, 1999.

          (c)  The  definition  of  "Applicable  Series A  Rate"  set  forth  in
Section 1 of the Securities Exchange Agreement is hereby deleted in its entirety and replaced with the following:

               "Applicable Series A Rate" shall mean from the Effective Date to the Amendment Date 9-7/8% per annum and thereafter 11-1/2% per annum.

          (d) Section 2.4(b) of the Securities Exchange Agreement is hereby deleted in its entirety and replaced with the following:

          (b) The Company will pay interest, accruing from and after the Effective Date, on the Series A Notes to each Noteholder quarterly in arrears on January 15, April 15, July 15 and October 15 of each year, commencing July 15, 1998 (each an "Interest Payment Date") at the Applicable Series A Rate.

          (e) Section 2 is hereby amended by deleting Section 2.13(a) in its entirety and replacing it with the following:

               2.13 Conversion of Series B Notes. (a) Subject to the provisions for adjustment hereinafter set forth, the Series B Notes shall be convertible, in whole or in part, at any time and from time to time, at the option of the holder thereof (a "Conversion"), up to the outstanding principal amount of Series B Notes held by such holder thereof at the time of such conversion into a number of fully paid and nonassessable shares of Common Stock equal to the quotient obtained by dividing (A) the principal amount of the Series B Notes to be converted by (B) the Conversion Price (as hereinafter defined). The Conversion Price shall be $2.00 per share of Common Stock. The Conversion Price shall be subject to adjustments from time to time pursuant to Section 2.13(f) below.

               No fractional shares shall be issued upon the conversion of any Series B Notes. All shares of Common Stock (including fractions thereof) issuable upon conversion of Series B Notes by a holder thereof shall be aggregated for purposes of determining whether conversion would result in the issuance of any fractional share. If, after the aforementioned aggregation, the conversion would result in the issuance of a fraction of a share of Common Stock, Holdings shall, in lieu of issuing any fractional share, pay the holder otherwise entitled to such fraction a sum in cash equal to the Current Market Price of such fraction on the date of conversion.

          (a) Section 2 is hereby amended by deleting Section 2.13(f)(iv) in its entirety and replacing it with the following:

               (iv) In case Holdings shall at any time or from time to time after the Closing Date declare, order, pay or make a dividend or other distribution (including, without limitation, any distribution of stock or other securities or property or rights or warrants to subscribe for securities of Holdings or any of its Subsidiaries by way of dividend or spinoff), on its Common Stock, other than dividends or distributions of shares of Common Stock which are referred to in clause (i) above and cash dividends paid out of retained earnings, then the Conversion Price shall be adjusted so that it shall equal the price determined by multiplying (A) the applicable Conversion Price on the day immediately prior to the record date fixed for the determination of stockholders entitled to receive such dividend or distribution by (B) a fraction, the numerator of which shall be the Current Market Price per share of Common Stock at such record date less the Fair Market Value of such dividend or distribution per share of Common Stock, and the denominator of which shall be such Current Market Price per share of Common Stock. No adjustment shall be made pursuant to this clause
     (iv) in connection with any transaction to which Section 2.13(g) applies.

          Section 2. Representations and Warranties of the Company and Holdings. Each of the Company and Holdings hereby represents and warrants as to itself and the Coram Parties that (a) the execution, delivery and performance of this Amendment have been duly authorized by all necessary corporate action on the part of such Coram Party and this Amendment and the Securities Exchange Agreement amended hereby each constitutes a legal, valid and binding obligation of such Coram Party, enforceable against it in accordance with its terms, (b) no event has occurred and is continuing on the date hereof that constitutes a Default or Event of Default or would constitute a Default or Event of Default after giving effect to this Amendment, and (c) the representations and warranties of Holdings and the Company contained in Section 4 of the Securities Exchange Agreement are true and correct both before and after giving effect to this Amendment, except to the extent such representations and warranties are stated to be true only as of a particular date, in which case such representations and warranties were correct on and as of such date.

          Section 1. Representations and Warranties of the Noteholders. Each of the Noteholders hereby represents and warrants as to itself that the execution, delivery and performance of this Amendment have been duly authorized by all necessary corporate or partnership action on the part of such Noteholder.

          Section 3. Conditions to Effectiveness. The amendments in Section 1 of this Amendment shall become effective on the date (the "Amendment Date") no later than April 9, 1999 when (a) counterparts hereof shall have been executed by each of the Noteholders, Holdings and the Company, (b) Holdings shall have amended its Stockholder Rights Agreement, dated as of June 25, 1997 with BankBoston, N.A., in substantially the form attached hereto as Exhibit A, and
(c) Holdings and each Subsidiary Guarantor shall have executed a consent and confirmation of guaranty in the form attached hereto as Exhibit B.

          Section 4. Effect on the Securities Exchange Agreement. Except as amended hereby, the Securities Exchange Agreement and the other Note Documents shall remain in full force and effect. Nothing in this Amendment shall be deemed to (i) except as set forth herein, constitute a waiver of compliance by any of the Coram Parties of any term, provision or condition of the Securities Exchange Agreement or any other instrument or agreement referred to therein or under the Note Documents or (ii) prejudice any right or remedy that any Noteholder may now have or may have in the future under or in connection with the Securities Exchange Agreement or any other Note Document.

          Section 5. Counterparts. This Amendment may be executed in any number of counterparts and by different parties hereto in separate counterparts, each of which when so executed and delivered shall be deemed to be an original and all of which taken together constitute one and the same agreement.

          Section 6. Governing Law. The validity, interpretation and enforcement of this Amendment shall be governed by, and construed in accordance with, the laws of the State of New York, without regard to the conflict of laws principles thereof.

          Section 7. Headings. Section headings in this Amendment are included herein for the convenience of reference only and shall not constitute part of this Amendment for any other purpose.

          Section 8. References. References herein and in the other Note Documents to the "Securities Exchange Agreement", "this Agreement", "hereunder", "hereof", or words of like import referring to the Securities Exchange Agreement, shall mean and be a reference to the Securities Exchange Agreement as amended hereby.



                         [Signatures on following page]

          IN WITNESS WHEREOF, the parties hereto have caused this Amendment to be executed and delivered by their proper and duly authorized officers as of the date set forth above.

                                       CORAM, INC.


                                       By: ___________________________________
                                          Name:
                                          Title:


                                       CORAM HEALTHCARE CORPORATION


                                       By: ___________________________________
                                          Name:
                                          Title:


                                       CERBERUS PARTNERS, L.P.


                                       By:____________________________________
                                          Name:
                                          Title:


                                      GOLDMAN SACHS CREDIT PARTNERS L.P.


                                       By: ___________________________________
                                           Name:
                                           Title:


                                      FOOTHILL CAPITAL CORPORATION


                                       By: ___________________________________
                                           Name:
                                           Title:

                                     CONSENT

                            Dated as of April 9, 1999

          Each of the undersigned, in its capacity as a Guarantor under the Securities Exchange Agreement referred to in the foregoing Amendment, hereby consents to the said Amendment and hereby confirms and agrees that its guaranty of the Guaranteed Obligations (as such term is defined in the Guarantee Agreements) is, and shall continue to be, in full force and effect and is hereby ratified and confirmed in all respects except that, upon the effectiveness of, and on and after the date of, the said Amendment, each reference in each Guarantee Agreement to "this Agreement", "hereunder", "thereunder", "thereof" or words of like import shall mean and be a reference to the Securities Exchange Agreement as amended by said Amendment.

          This Consent may be executed in any number of counterparts each of which, when executed and delivered, shall constitute an original, but all executed counterparts together shall constitute one and the same instrument. Delivery of an executed counterpart of a signature page to this Consent by telecopier shall be effective as delivery of a manually executed counterpart of this Consent.


                                         CORAM HEALTHCARE CORPORATION



                                         By:_______________________________
                                            Name:
                                            Title:

         FOR EACH OF THE SUBSIDIARY GUARANTORS LISTED ON ANNEX A HERETO



                                         By:_______________________________
                                            Name:
                                            Title:

                                         c/o Coram Healthcare Corporation
                                         1125 Seventeenth Street, Suite 1500
                                         Denver, CO 80202

                                                                      ANNEX A


                                  Subsidiaries


Coram International Holdings Ltd.
         Coram Healthcare Limited

Coram, Inc.
         Coram Independent Practice Association
         Coram Physician Services, Inc.
                  Fairfax Hematology Oncology Associates, Inc.
         Coram Resource Network, Inc.
         Healthinfusion, Inc.
         H.M.S.S., Inc.
                  Coram Homecare of Texas, Inc.
                  Infusion Affiliates of Dallas, Inc.
         Medisys, Inc.
                  Coram Homecare of Illinois, Inc.
         T2 Medical, Inc.
                  Columbia Home Therapeutics, Inc.
                  Coram Healthcare Corporation of Alabama
                  Coram Healthcare Corporation of Colorado
                  Coram Healthcare Corporation of Connecticut
                  Coram Healthcare Corporation of Delaware
                  Coram Healthcare Corporation of Florida
                  Coram Healthcare Corporation of Greater D.C.
                  Coram Healthcare Corporation of Greater New York Coram Healthcare Corporation of Illinois
                  Coram Healthcare Corporation of Indiana
                  Coram Healthcare Corporation of Iowa
                  Coram Healthcare Corporation of Kansas
                  Coram Healthcare Corporation of Kentucky
                  Coram Healthcare Corporation of Louisiana
                  Coram Healthcare Corporation of Michigan
                  Coram Healthcare Corporation of Minnesota
                  Coram Healthcare Corporation of Missouri
                  Coram Healthcare Corporation of Mississippi
                  Coram Healthcare Corporation of Nebraska
                  Coram Healthcare Corporation of Nevada
                  Coram Healthcare Corporation of New Hampshire Coram Healthcare Corporation of New Jersey
                  Coram Healthcare Corporation of New Mexico
                  Coram Healthcare Corporation of North Carolina

                  Coram Healthcare Corporation of Northern California Coram Healthcare Corporation of Ohio
                  Coram Healthcare Corporation of Oklahoma
                  Coram Healthcare Corporation of Oregon
                  Coram Healthcare Corporation of Pennsylvania
                  Coram Healthcare Corporation of Rhode Island
                  Coram Healthcare Corporation of South Carolina
                  Coram Healthcare Corporation of Southern California Coram Healthcare Corporation of Southern Florida
                  Coram Healthcare Corporation of Tennessee
                  Coram Healthcare Corporation of Texas
                  Coram Healthcare Corporation of Virginia
                  Coram Healthcare Corporation of Washington
                  Coram Healthcare Corporation of West Virginia
                  Coram Healthcare Corporation of Wisconsin
                  Coram Homecare of Arizona, Inc.
                  Coram Homecare of Kansas, Inc.
                  Coram Homecare of Michigan, Inc.
                  Coram Homecare of Minnesota, Inc.
                  Coram Homecare of Nebraska, Inc.
                  Coram Homecare of Northern California, Inc.
                  Coram Homecare of Ohio, Inc.
                  Coram Homecare of South Carolina, Inc.
                  Coram Homecare of South Carolina, L.L.C.
                  Coram Homecare of Virginia, Inc.
                  Coram Homecare of Wisconsin, Inc.
                  Coram Management of Hawaii, Inc.
                  Coram Service Corporation
                  Curaflex Health Services, Inc.
                           Caremark Pharmacy Services, Inc.
                           Comprehensive Pharmacy Home IV Services, Inc. Coram Alternative Site Services, Inc.
                           Coram Healthcare Corporation of Massachusetts
                                    Clinical Homecare Corporation
                           Coram Healthcare Corporation of New York
                           Coram Healthcare Corporation of North Texas
                           Coram Healthcare Corporation of Utah
                           Coram Healthcare of Wyoming, L.L.C.
                           Stratogen of Rhode Island, Inc.
                  Dallas Home Therapeutics, Inc.
                  Extendacare Health Systems, Inc.
                  Intracare Holdings Corporation